Exhibit 99.1

JD.com Announces First Quarter 2020 Results

Beijing, China—May 15, 2020—JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, today announced its unaudited financial results for the quarter ended March 31, 2020.

First Quarter 2020 Highlights

•

Net revenues for the first quarter of 2020 were RMB146.2 billion (US$[1]20.6 billion), an increase of 20.7% from the first quarter of 2019. Net revenues from the sales of general merchandise products for the first quarter of 2020 were RMB52.5 billion (US$7.4 billion), an increase of 38.2% from the first quarter of 2019. Net service revenues for the first quarter of 2020 were RMB16.1 billion (US$2.3 billion), an increase of 29.6% from the first quarter of 2019.

•

Income from operations for the first quarter of 2020 was RMB2.3 billion (US$0.3 billion), compared to RMB1.2 billion for the same period last year. Non-GAAP[2] income from operations for the first quarter of 2020 was RMB3.3 billion (US$0.5 billion) with a non-GAAP operating margin of 2.2%, as compared to non-GAAP income from operations of RMB2.0 billion for the first quarter of 2019 with a non-GAAP operating margin of 1.6%.

•

Net income attributable to ordinary shareholders for the first quarter of 2020 was RMB1.1 billion (US$0.2 billion), compared to RMB7.3 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2020 was RMB3.0 billion (US$0.4 billion), compared to RMB3.3 billion for the same period last year.

•

Diluted net income per ADS for the first quarter of 2020 was RMB0.72 (US$0.10), compared to RMB4.96 for the first quarter of 2019. Non-GAAP diluted net income per ADS for the first quarter of 2020 was RMB1.98 (US$0.28), compared to RMB2.23 for the same period last year.

•

Annual active customer accounts[3] increased by 24.8% to 387.4 million in the twelve months ended March 31, 2020 from 310.5 million in the twelve months ended March 31, 2019. Mobile daily active users[4] in March 2020 increased by 46% as compared to March 2019.

1

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2020, which was RMB7.0808 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.
3

Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

4	Mobile daily active users refer to the daily average number of users who used JD mobile app on a given day during a calendar month.

“We are proud that JD.com has been able to remain fully operational throughout the COVID-19 outbreak, and our employees are proud of the contributions JD continues to make towards building a more productive and sustainable society,” said Richard Liu, Chairman and Chief Executive Officer of JD.com. “Strong user growth during the first quarter reflects consumers’ increasing reliance on JD.com to support every aspect of their lives, and confidence in our commitment to providing a broad selection of quality products and best-in-class services.”

“JD’s resilient business model helped drive solid top and bottom-line results for the quarter that exceeded our expectations,” said Sidney Huang, Chief Financial Officer of JD.com. “We are also pleased to see an accelerating increase in user engagement, demonstrating our strengthened brand image and expanded consumer mindshare. Throughout the COVID-19 outbreak, JD has implemented disciplined financial control policies while providing undisrupted and timely services to consumers. We will continue to invest in technology and customer experience to support our future growth.”

Business Highlights

Environment, Social and Governance

•

JD Wuhan Asia No. 1 fulfillment center’s cargo fleet was granted this year’s prestigious China Youth Award, thanks to its significant contribution during the COVID-19 outbreak to support the transportation of daily necessities and supplies to needy areas. From the beginning of the outbreak to March 1, the cargo fleet transported over 7,000 tons of medical supplies and over 6,000 tons of daily staples from places throughout China.

•

To support the global fight against COVID-19, JD.com and its Chairman and Chief Executive Officer, Richard Liu, have donated nearly ten million pieces of medical supplies including face masks, ventilators, protection suits and protective goggles to a number of overseas countries around the world.

JD Retail

•

In February, JD.com rolled out a series of measures to support agricultural producers who had been significantly impacted due to transportation disruptions amid the COVID-19 outbreak. Leveraging JD’s strong capabilities in supply chain and logistics, together with its marketing resources including themed live streaming events and high-traffic “lightening sales channels”, JD provided one-stop solutions to connect agricultural merchants with its expansive customer base. In April, JD also launched a promotion to drive sales of specialty products from Hubei province, the epicenter of the outbreak, including crawfish, rice and lotus root.

•

In the first quarter, in response to the COVID-19 outbreak, JD Retail hosted creative online product launch events for leading cellphone brands including Huawei, Xiaomi and Samsung. To further support the phone manufacturing industry amid the outbreak, JD Retail has provided comprehensive online consultations for nearly one million customers who are unable to visit physical stores for phone purchases and repairs.

•

As China’s most trusted retailer for high quality products, JD.com continued to attract premium brands to its e-commerce platform welcoming around 20 luxury brands on JD since the beginning of January. The world’s oldest fine leather goods house Delvaux, Italian fashion brand MSGM, Canadian prestigious contemporary outerwear brand MACKAGE, as well as Canadian backpack brand Herschel Supply all launched flagship stores on JD in the first quarter.

•

On April 24, 2020, the company entered into definitive agreements for the non-redeemable series A preferred share financing of JD MRO with investors including GGV Capital, Sequoia Capital China and CPE, among others. The total amount expected to be raised is US$230 million, representing 10.7% of equity interest of JD MRO on a fully diluted basis, subject to closing conditions. JD MRO, a subsidiary of JD.com and a sub-division of JD Business service unit, operates an e-commerce platform that specialized in industrial maintenance, repair and operations (“MRO”) products and services, and provides intelligent purchasing platform and supply chain solutions for corporate customers.

JD Health

•

JD Health launched Android and iOS versions of its flagship app in March, offering pharmaceutical and healthcare products and services, including online sales of medicines and medical devices, online medical and psychological consultations, healthcare management services and special channels for purchasing COVID-19 control and prevention supplies. Since launching in late January, JD Health’s free online medical consultation services had handled over 11 million requests as of April 30. JD Health continues to explore opportunities to meet the needs of users and support medical institutions amid the outbreak, launching a Chronic Disease Medical Information Sharing Platform for Hubei province to help respond to medicine shortages, partnering with Peking University Sixth Hospital, the nation’s leading mental health institution, to launch an online psychological consultation platform, and helping facilitate the digital transformation of virus prevention systems for various institutions, hospitals and enterprises.

JD Logistics

•

In the first quarter, JD Logistics quickly adapted its logistics services to serve consumers quarantined due to COVID-19, providing a range of intra-city delivery services. It launched its “Mobile Fresh Basket” community initiative in nearly one hundred cities in China to provide users with fresh produce from local agricultural producers. JD Logistics also expanded its on-demand service to deliver a wide range of medical products including medicines and insulin, as well as traditional Chinese herbal medicine through partnerships with leading traditional Chinese medicine companies, pharmaceutical corporations, and hospitals, and teamed up with local primary and middle schools and other training institutions to distribute educational books and learning materials to students studying at home due to school closures.

•

As of March 31, 2020, JD Logistics operated over 730 warehouses, which covered an aggregate gross floor area of approximately 17 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

JD Property

•

After the successful completion of the first logistics properties fund (“Core Fund”), in January 2020, JD Property Management Group (“JD Property”) established its second logistics properties fund (“Core Fund II”) with GIC, the Singapore sovereign wealth fund, and entered into an agreement to dispose of certain logistics facilities to Core Fund II for a total gross asset value of RMB4.6 billion. The majority of the proceeds are expected to be received in the second half of 2020.

Equity Investees Update

•

JD.com’s joint venture, Dada Group (“Dada”), a leading platform of local on-demand retail and delivery in China, operates Dada Now, a leading local on-demand delivery platform, and JD-Daojia, one of China’s largest local on-demand retail platforms. In the first quarter of 2020, Dada continuously expanded its offerings and optimized operational efficiencies. As of March 31, 2020, Dada Now covered more than 2,400 cities and counties in China, and JD-Daojia covered more than 700 cities and counties in China. JD-Daojia partners with almost all the leading supermarket chains in China, including Walmart, Yonghui and CR Vanguard, delivering top-notch services to retailers and brand owners and offering high-quality on-demand retail experience for consumers. As of March 31, 2020, JD-Daojia’s CRM tools had been adopted by 181 retailers covering over 24,000 stores, empowering retailers to target and communicate with their members and potential consumers for effective marketing.

Operational Metrics Update

•	As of March 31, 2020, JD.com had approximately 220,000 employees excluding part-time and interns.

First Quarter 2020 Financial Results

Net Revenues. For the first quarter of 2020, JD.com reported net revenues of RMB146.2 billion (US$20.6 billion), representing a 20.7% increase from the same period in 2019. Net product revenues increased by 19.7%, while net service revenues increased by 29.6% for the first quarter of 2020, as compared to the same period of 2019.

Cost of Revenues. Cost of revenues increased by 20.2% to RMB123.7 billion (US$17.5 billion) for the first quarter of 2020 from RMB102.9 billion for the first quarter of 2019. This increase was primarily due to the growth of the company’s online retail business and the logistics services provided to third parties.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 29.0% to RMB10.4 billion (US$1.5 billion) for the first quarter of 2020 from RMB8.1 billion for the first quarter of 2019. Fulfillment expenses as a percentage of net revenues was 7.1% for the first quarter of 2020, compared to 6.7% in the same period last year, as the spread of COVID-19 caused a shift in product mix and incremental costs.

Fulfilled Gross Margin5. Fulfilled gross margin for the first quarter of 2020 was 8.3%, as compared to 8.4% for the first quarter of 2019.

Marketing Expenses. Marketing expenses increased by 13.4% to RMB4.5 billion (US$0.6 billion) for the first quarter of 2020 from RMB3.9 billion for the first quarter of 2019.

Research and Development Expenses. Research and development expenses increased to RMB3.9 billion (US$0.6 billion) for the first quarter of 2020 from RMB3.7 billion for the first quarter of 2019.

General and Administrative Expenses. General and administrative expenses kept relatively stable, amounting to RMB1.4 billion (US$0.2 billion) and RMB1.3 billion for the first quarter of 2020 and 2019, respectively.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the first quarter of 2020 was RMB2.3 billion (US$0.3 billion), compared to RMB1.2 billion for the same period last year. Non-GAAP income from operations for the first quarter of 2020 was RMB3.3 billion (US$0.5 billion) with a non-GAAP operating margin of 2.2%, as compared to non-GAAP income from operations of RMB2.0 billion for the first quarter of 2019 with a non-GAAP operating margin of 1.6%. Operating margin of JD Retail before unallocated items for the first quarter of 2020 was 3.2%, compared to 2.7% for the first quarter of 2019.

Non-GAAP EBITDA for the first quarter of 2020 was RMB4.5 billion (US$0.6 billion) with a non-GAAP EBITDA margin of 3.1%, compared to RMB3.2 billion with a non-GAAP EBITDA margin of 2.6% for the first quarter of 2019.

Others, net. Others are other non-operating income/(loss) including gains/(losses) from fair value change of long-term investments, gains from business and investment disposals, impairment of investments, government incentives, foreign exchange gains/(losses) and others. In the first quarter of 2020, other non-operating loss was RMB132.6 million (US$18.7 million), as compared to other non-operating income of RMB6,886.0 million for the first quarter of 2019. The substantial decrease was primarily due to the fair value change of investment securities, which had a loss of RMB669.7 million (US$94.6 million) for the first quarter of 2020, as compared to a gain of RMB5,750.5 million for the same period of last year.

Net Income Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the first quarter of 2020 was RMB1.1 billion (US$0.2 billion), compared to RMB7.3 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2020 was RMB3.0 billion (US$0.4 billion), compared to RMB3.3 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the first quarter of 2020 was RMB0.72 (US$0.10), compared to RMB4.96 for the first quarter of 2019. Non-GAAP diluted net income per ADS for the first quarter of 2020 was RMB1.98 (US$0.28), compared to RMB2.23 for the first quarter of 2019.

5

Fulfilled gross margin is calculated by dividing fulfilled gross profit by net revenues. Fulfilled gross profit is defined as the difference between net revenues and the total amount of cost of revenues and fulfillment expenses.

Cash Flow and Working Capital

As of March 31, 2020, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB75.1 billion (US$10.6 billion), compared to RMB64.5 billion as of December 31, 2019. For the first quarter of 2020, free cash flow of the company was as follows:

	For the three months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
	(In thousands)
Net cash provided by/(used in) operating activities	3,323,251	(1,542,477)	(217,839)
Add/(less): Impact from JD Baitiao receivables included in the operating cash flow	(2,161,118)	575,728	81,308
Add/(less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds*	1,090,678	(1,431,545)	(202,173)
Other capital expenditures**	(972,721)	(576,183)	(81,373)

Free cash flow	1,280,090	(2,974,477)	(420,077)

*

Including logistics facilities and other real estate properties developed by JD Property, which may be sold under various equity structures. In the first quarter of 2020, approximately RMB0.2 billion proceeds from the sale of development properties were included in this line, compared to RMB2.5 billion in the first quarter of 2019.

**	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB8.2 billion (US$1.2 billion) for the first quarter of 2020, consisting primarily of increase in short-term investments of RMB4.7 billion, cash paid for investments in equity investees and purchases of investment securities of RMB1.7 billion, and cash paid for capital expenditures of RMB2.2 billion, partially offset by the proceeds from sale of development properties to the Core Fund of RMB0.2 billion and the loans settled by JD Digits of RMB0.4 billion.

Net cash provided by financing activities was RMB15.1 billion (US$2.1 billion) for the first quarter of 2020, consisting primarily of proceeds from short-term debts of RMB8.6 billion and fixed rate unsecured senior notes issued in January 2020 with two maturity dates for an aggregate principal amount of US$1.0 billion, consisting of US$0.7 billion of 3.375% notes due 2030 and US$0.3 billion of 4.125% notes due 2050.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

For the twelve months ended March 31, 2020, free cash flow of the company was as follows:

	For the twelve months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	27,977,598	19,915,492	2,812,603
Add/(less): Impact from JD Baitiao receivables included in the operating cash flow	(8,251,085)	(1,497,038)	(211,422)
Less: Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	(6,581,180)	(101,822)	(14,380)
Other capital expenditures	(10,904,299)	(3,118,203)	(440,374)

Free cash flow	2,241,034	15,198,429	2,146,427

Supplemental Information

The table below sets forth the three months segment operating results:

	For the three months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
	(In thousands)
Net revenues:
JD Retail	116,151,096	139,419,443	19,689,787
New businesses*	4,940,518	6,588,393	930,458
Inter-segment	(242,661)	(125,609)	(17,739)

Total segment net revenues	120,848,953	145,882,227	20,602,506
Unallocated items**	232,106	322,982	45,614

Total consolidated net revenues	121,081,059	146,205,209	20,648,120

Operating income/(loss):
JD Retail	3,193,875	4,452,534	628,818
New businesses*	(1,138,725)	(1,196,651)	(169,000)
Including: gain on sale of development properties	83,218	—	—

Total segment operating income	2,055,150	3,255,883	459,818
Unallocated items**	(829,576)	(935,434)	(132,109)

Total consolidated operating income	1,225,574	2,320,449	327,709

*

New businesses of the company include logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property.

JD Property develops and manages logistics facilities and other real estate properties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from mature properties to fund new developments and scale the business.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information for the first quarter of 2020:

	For the three months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
	(In thousands)
Electronics and home appliance revenues	70,701,598	77,630,952	10,963,585
General merchandise revenues	37,949,672	52,462,186	7,409,076

Net product revenues	108,651,270	130,093,138	18,372,661
Marketplace and advertising revenues	8,143,717	9,526,815	1,345,443
Logistics and other service revenues	4,286,072	6,585,256	930,016

Net service revenues	12,429,789	16,112,071	2,275,459

Total net revenues	121,081,059	146,205,209	20,648,120

Second Quarter 2020 Guidance

Net revenues for the second quarter of 2020 are expected to be between RMB180 billion and RMB195 billion, representing a growth rate between 20% and 30% compared with the second quarter of 2019. This forecast reflects JD.com’s current and preliminary expectation, which assumes the COVID-19 situation would not have any significant unexpected disruption to our operations in the remainder of the second quarter.

Conference Call

JD.com’s management will hold a conference call at 7:30 am, Eastern Time on May 15, 2020 (7:30 pm, Beijing/Hong Kong Time on May 15, 2020) to discuss the first quarter 2020 financial results.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/8153108

CONFERENCE ID: 8153108

A telephone replay will be available from 10:30 am, Eastern Time on May 15, 2020 through 9:59 am, Eastern Time on May 23, 2020. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	8153108

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com.

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	36,971,420	43,529,407	6,147,527
Restricted cash	2,940,859	2,246,361	317,247
Short-term investments	24,602,777	29,364,492	4,147,059
Accounts receivable, net (including JD Baitiao of RMB1.0 billion and RMB3.4 billion as of December 31, 2019 and March 31, 2020, respectively)(1)	6,190,588	8,264,122	1,167,117
Advance to suppliers	593,130	1,565,622	221,108
Inventories, net	57,932,156	50,584,695	7,143,924
Prepayments and other current assets	5,629,561	6,302,939	890,145
Amount due from related parties	4,234,067	2,528,439	357,084
Assets held for sale(2)	—	165,994	23,443

Total current assets	139,094,558	144,552,071	20,414,654
Non-current assets
Property, equipment and software, net	20,654,071	17,487,942	2,469,769
Construction in progress	5,806,308	6,264,929	884,777
Intangible assets, net	4,110,034	3,960,438	559,321
Land use rights, net	10,891,742	10,432,470	1,473,346
Operating lease right-of-use assets	8,643,597	8,444,918	1,192,650
Goodwill	6,643,669	6,643,669	938,265
Investment in equity investees	35,575,807	36,772,791	5,193,310
Investment securities	21,417,104	20,780,630	2,934,786
Deferred tax assets	80,556	80,556	11,377
Other non-current assets (including JD Baitiao of RMB0.4 billion and RMB0.5 billion as of December 31, 2019 and March 31, 2020, respectively)(1)	6,806,258	7,292,783	1,029,937
Assets held for sale(2)	—	2,982,545	421,216

Total non-current assets	120,629,146	121,143,671	17,108,754

Total assets	259,723,704	265,695,742	37,523,408

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	—	8,601,811	1,214,808
Accounts payable	90,428,382	76,485,078	10,801,757
Advances from customers	16,078,619	16,150,898	2,280,943
Deferred revenues	3,326,594	4,115,192	581,176
Taxes payable	2,015,788	1,180,931	166,779
Amount due to related parties	317,978	1,265,959	178,788
Accrued expenses and other current liabilities	24,656,180	25,375,911	3,583,765
Operating lease liability	3,193,480	3,406,984	481,158
Liabilities held for sale(2)	—	14,736	2,081

Total current liabilities	140,017,021	136,597,500	19,291,255
Non-current liabilities
Deferred revenues	1,942,635	1,912,741	270,131
Unsecured senior notes	6,912,492	13,943,189	1,969,154
Deferred tax liabilities	1,338,988	1,277,404	180,404
Long-term borrowings	3,139,290	3,188,295	450,273
Operating lease liabilities	5,523,164	5,325,542	752,110
Other non-current liabilities	225,883	206,812	29,207

Total non-current liabilities	19,082,452	25,853,983	3,651,279

Total liabilities	159,099,473	162,451,483	22,942,534

(1)

JD Digits performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Digits, the Company periodically securitizes Baitiao receivables through the transfer of those assets to asset-backed securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

(2)

As of March 31, 2020, the company entered into definitive agreements to transfer certain logistic facilities and real estate properties to JD Logistics Properties Core Fund II, L.P. (the “Core Fund II”), and classified the related assets and liabilities as assets and liabilities held for sale under ASC 360, which included cash of RMB93.5 million.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	15,964,384	15,965,166	2,254,712

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,973,943 shares issued and 2,926,331 shares outstanding as of March 31, 2020)	81,855,970	84,289,867	11,904,003
Non-controlling interests	2,803,877	2,989,226	422,159

Total shareholders’ equity	84,659,847	87,279,093	12,326,162

Total liabilities, mezzanine equity and shareholders’ equity	259,723,704	265,695,742	37,523,408

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Net revenues
Net product revenues	108,651,270	130,093,138	18,372,661
Net service revenues	12,429,789	16,112,071	2,275,459

Total net revenues	121,081,059	146,205,209	20,648,120

Cost of revenues	(102,897,352)	(123,669,699)	(17,465,498)
Fulfillment	(8,063,332)	(10,399,790)	(1,468,731)
Marketing	(3,940,399)	(4,468,316)	(631,047)
Research and development	(3,716,545)	(3,935,159)	(555,751)
General and administrative	(1,321,075)	(1,411,796)	(199,384)
Gain on sale of development properties	83,218	—	—

Income from operations(3)(4)	1,225,574	2,320,449	327,709

Other income/(expenses)
Share of results of equity investees	(717,422)	(1,120,220)	(158,205)
Interest income	312,575	523,054	73,869
Interest expense	(187,445)	(207,100)	(29,248)
Others, net	6,886,036	(132,556)	(18,720)

Income before tax	7,519,318	1,383,627	195,405

Income tax expenses	(279,640)	(326,444)	(46,103)

Net income	7,239,678	1,057,183	149,302

Net loss attributable to non-controlling interests shareholders	(80,203)	(16,420)	(2,319)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	748	782	110

Net income attributable to ordinary shareholders	7,319,133	1,072,821	151,511

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
(3) Includes share-based compensation expenses as follows:
Cost of revenues	(13,029)	(20,860)	(2,946)
Fulfillment	(57,538)	(131,878)	(18,625)
Marketing	(39,183)	(77,072)	(10,885)
Research and development	(226,955)	(360,599)	(50,926)
General and administrative	(281,341)	(386,105)	(54,528)
(4) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,887)	(41,433)	(5,851)
Marketing	(300,482)	(138,949)	(19,625)
Research and development	(24,940)	(24,700)	(3,488)
General and administrative	(76,327)	(76,820)	(10,849)

Net income per share:
Basic	2.53	0.37	0.05
Diluted	2.48	0.36	0.05

Net income per ADS:
Basic	5.06	0.73	0.10
Diluted	4.96	0.72	0.10

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In thousands, except per share data and otherwise noted)

	For the three months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	3,294,365	2,972,206	419,755
Weighted average number of shares:
Basic	2,893,977	2,926,685	2,926,685
Diluted	2,952,051	2,998,786	2,998,786
Non-GAAP net income per share:
Basic	1.14	1.02	0.14
Diluted	1.12	0.99	0.14
Non-GAAP net income per ADS:
Basic	2.28	2.03	0.29
Diluted	2.23	1.98	0.28

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Net cash provided by/(used in) operating activities	3,323,251	(1,542,477)	(217,839)
Net cash used in investing activities	(1,102,985)	(8,196,352)	(1,157,546)
Net cash provided by/(used in) financing activities	(2,555,951)	15,086,410	2,130,608
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(423,213)	609,365	86,058

Net increase/(decrease) in cash, cash equivalents and restricted cash	(758,898)	5,956,946	841,281
Cash, cash equivalents and restricted cash at beginning of period	37,502,058	39,912,279	5,636,691

Cash, cash equivalents and restricted cash at end of period(5)	36,743,160	45,869,225	6,477,972

Net cash provided by/(used in) operating activities	3,323,251	(1,542,477)	(217,839)
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	(2,161,118)	575,728	81,308
Add/(Less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	1,090,678	(1,431,545)	(202,173)
Other capital expenditures	(972,721)	(576,183)	(81,373)

Free cash flow	1,280,090	(2,974,477)	(420,077)

(5)	Including cash, cash equivalents and restricted cash classified as assets held for sale.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	2.2	7.4	15.6	19.5	15.2
Inventory turnover days(6) – TTM	36.5	36.3	35.1	35.8	35.4
Accounts payable turnover days(7) – TTM	57.4	59.4	56.6	54.5	51.7
Accounts receivable turnover days(8) – TTM	3.0	3.3	3.2	3.2	3.1
Annual active customer accounts (in millions)	310.5	321.3	334.4	362.0	387.4

(6)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Income from operations	1,225,574	2,320,449	327,709
Add: Share-based compensation	618,046	976,514	137,910
Add: Amortization of intangible assets resulting from assets and business acquisitions	443,636	147,161	20,782
Reversal of: Effects of business cooperation arrangements	(232,106)	(188,241)	(26,583)
Reversal of: Gain on sale of development properties	(83,218)	—	—

Non-GAAP income from operations	1,971,932	3,255,883	459,818

Add: Depreciation and other amortization	1,229,432	1,258,464	177,730

Non-GAAP EBITDA	3,201,364	4,514,347	637,548

Total net revenues	121,081,059	146,205,209	20,648,120
Non-GAAP operating margin	1.6%	2.2%	2.2%

Non-GAAP EBITDA margin	2.6%	3.1%	3.1%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Net income attributable to ordinary shareholders	7,319,133	1,072,821	151,511
Add: Share-based compensation	618,046	976,514	137,910
Add: Amortization of intangible assets resulting from assets and business acquisitions	443,636	147,161	20,782
Add/(Reversal of): Reconciling items on the share of equity method investments(9)	162,538	(74,487)	(10,520)
Add: Impairment of goodwill, intangible assets, and investments	817,581	421,749	59,562
Add/(Reversal of): Loss/(Gain) from fair value change of long-term investments	(5,750,537)	669,703	94,580
Reversal of: Gain and foreign exchange impact in relation to sale of development properties	(83,218)	—	—
Reversal of: Gain on disposals/deemed disposals of investments	(2,638)	(15,000)	(2,118)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(252,196)	(209,022)	(29,518)
Add/(Reversal of): Tax effects on non-GAAP adjustments	22,020	(17,233)	(2,434)

Non-GAAP net income attributable to ordinary shareholders	3,294,365	2,972,206	419,755

Total net revenues	121,081,059	146,205,209	20,648,120
Non-GAAP net margin	2.7%	2.0%	2.0%

(9)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.